500 West Monroe Street Chicago, IL 60661
Peter Falconer
Associate General Counsel
Corporate Securities
Tel: 312.621.8086
Fax: 312.621.6637
peter.falconer@gatx.com

October 16, 2007
Mr. Daniel Morris
Attorney-Advisor, Corporate Finance Division
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Corporation Definitive 14A Filed March 15, 2007 File No. 001-02328
Dear Mr. Morris:
          On behalf of GATX Corporation (the “Company”), I am submitting our responses to the comment letter dated August 21, 2007 to Mr. Brian Kenney. The comments set forth in your letter are duplicated below and are followed immediately by the Company’s responses.
Compensation Committee, page 5
1.	Please expand your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.
We believe that our disclosure complied with the requirements of Item 407(e)(3)(iii) of Regulation S-K. In particular, the disclosure on page 5 of our proxy statement addressed the nature and scope of the consultant’s assignment as well as the material elements of the consultant’s functions. At GATX, the role played by the consultant is solely an advisory one. The consultant provides information to the Compensation Committee when requested to do so from time to time by the Committee. However, the Compensation Committee makes all compensation determinations.
Related Person Transactions, page 6
2.	Please provide additional disclosure regarding the review standards to be applied by the Audit Committee. Refer to Item 404(b)(1)(ii) of Regulation S-K.
We believe that we disclosed the review standards to be applied by the Audit Committee under our Related Persons Transaction policy. As noted on page 6 in our proxy statement, the standard applied by the Audit Committee in reviewing a related person transaction is whether such transaction is “in the best interests of the Company and its shareholders.” Our proxy statement also disclosed that the Audit Committee makes a determination that such transaction does not constitute a conflict of interest under the

Company’s Code of Business Conduct and Ethics. These two determinations are the focus of the Audit Committee’s review of related person transactions.
However, in future filings, we will provide additional disclosure concerning the material factors the Audit Committee may consider in specific circumstances in determining whether a related person transaction meets the standard of being in the best interests of the Company and its shareholders. For example, depending on the facts of the particular transaction, these factors may include the benefits to the Company of the transaction, whether comparable products and services can be obtained from unrelated third parties, and whether the transaction is on “arm’s length” terms.
Competitive Benchmarking, page 9
3.	Please identify the benchmark companies, including the companies included in the compensation surveys published by Towers Perrin and Hewitt Associates. Disclose in greater detail how your benchmark companies were selected. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.
We do not believe that identification of the component companies of the industry surveys we use for general benchmarking purposes is material information that is required to be disclosed. In reaching this conclusion, we considered the requirements of Item 401(b)(2)(xiv) which says that the identification of the component companies of benchmarks used by a registrant may be material in certain circumstances.
We used standard “off-the-shelf” surveys. The compensation surveys we used reported data provided by companies that accepted the survey sponsor’s invitation to participate in the survey process so GATX did not select or have any influence on the individual companies that comprised our benchmark group. Participant compensation data was reported by revenue range and within each revenue category, either by a specific industry grouping or for all industries combined. No regularly available source of data for our specific industry existed or exists, so we used data reported for ‘all industries combined’ in the revenue categories in which our actual revenue fell. This provided us with a general understanding of pay levels at similarly sized companies for positions with duties that were comparable across companies. In 2006, there were 112 companies in our revenue category in the Towers Perrin survey and 94 companies in our revenue category in the Hewitt Associates survey. We did not benchmark different elements of compensation against different benchmarking groups. Our references to other data (e.g., custom survey data and proxy data for similarly sized companies based on measures other than revenue) were intended only to indicate that we try to assess how consistent the pay levels reported for our benchmark group are with pay levels reported in other data sources when possible. However, it is not possible to do so with any regular frequency. For all of these reasons (e.g., the benchmark companies are not direct peers, there are many of them which reduces the significance of any single company, and we play no role in the selection of individual companies), we concluded that a listing of all companies in the benchmark group was not material to investor understanding of our compensation program. In future filings, we will identify the specific survey revenue categories used for benchmarking purposes and either eliminate our references to non-benchmark data or explain the purpose of the references more clearly.

With regard to the percentiles we target in making our compensation decisions, page 9 of our proxy statement disclosed that we target the level of compensation on each element in the pay program (with the exception of executive benefits and perquisites which are not material elements at GATX) “near median levels reported in nationally recognized published compensation surveys for companies of comparable revenue size in a broad range of industries”. In the subsequent sections of the proxy statement, this target is reiterated, with references made to our consideration of “market pay levels” (and other factors) in establishing salary levels; to our use of “median competitive opportunities” as the basis for target annual incentive award opportunities; and to our practice of regularly calibrating the size of target long-term awards to “median competitive long-term incentive opportunities”. However, we do not use our target benchmark range in a strictly formulaic way in making compensation decisions about actual pay; compensation decisions with respect to individuals may be influenced by factors in addition to benchmark data. In future filings, we will make it clear that no particular percentile within the benchmark range, or even the range itself, is viewed as a precise target for actual pay for each officer. Rather, when we say that we target the level of compensation on each element near median levels, we mean that our philosophy is to pay salaries and provide target incentive opportunities to our officers that are in the middle range of those offered by comparable companies if factors such as experience, tenure and performance are also comparable. In addition, in future filings, we will use more consistent terminology when we refer back to our benchmark range in the discussion of individual compensation components, and we will explain the reasons for any material variations in actual pay from the benchmark range.
Compensation Elements, page 9
4.	Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your CD&A, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, in this section you indicate that Mr. Kenney and Mr. Earl received increases in their base salaries but have provided only a brief analysis of the specific bases for the increases. As another example, we note limited analysis on pages 12 and 13 of how your long term awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your CD&A such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.”
We believe that our disclosure met the requirements of Item 402(b) of Regulation S-K. For example, the discussion under “Compensation Philosophy and Objectives” explained why we pay the various forms of compensation that we pay. Additional elaboration was provided in each of the sections on individual pay components. With regard to the various levels of compensation, we disclosed that we target “near median levels” for each element of compensation. In addition, where specific additional factors were considered in making a compensation decision, they were discussed. With regard to our long-term awards, actual payouts do not result from Committee determinations; rather, performance share payouts depend on the extent to which pre-established ROE goals are achieved and SAR gains depend on stock price performance (as well as the exercise date selected by the officer). The Committee does determine the initial size of long-term awards. The basis for these determinations was explained.
In future filings, we will provide additional information (both through additional information concerning decisions about a specific individual to the extent different from the decisions made with regard to other individuals and through the enhancements to our benchmarking discussion referenced in our response to comment #3 above) concerning the specific factors that were considered in determining the level of compensation that was paid or the size of long-term incentive awards that were granted, and will better distinguish between the factors that were considered versus those that may be considered, to the extent such factors are material to the compensatory item being discussed. In addition, to the extent that specific factors were considered that were equally applicable to decisions made with respect to all named executive officers, we will provide additional information regarding these factors to the extent they are material to the compensatory item being discussed.
5.	Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, with respect to the Cash Incentive Compensation Plan, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent that you believe disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
We did not intend to suggest that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Individual performance goals for 2006 in the Cash Incentive Compensation (annual incentive) Plan were not disclosed because we did not believe that they were material elements of the compensation of the named executive officers or that their disclosure would be helpful to investors. In large part, this was because the amount of compensation attributable to the goals was not significant. For the four named executive officers with a portion of annual incentive based on individual performance goals, the percentage of target total pay attributable to the individual performance component ranged from approximately 4% to 7% (calculable from the chart on total compensation mix on page 8). In addition, as disclosed in our proxy statement, the goals related to the key responsibilities of each officer — performance against such goals tends not to be very meaningful to those without expertise in that area or to individuals external to the company. Lastly, the committee considered the CEO’s views with respect to each officer’s attainment of the overall “set” of individual performance goals rather than each individual performance goal for each officer.
In future filings, if individual performance is a material factor in compensation decisions, we will provide additional detail and analysis of how it contributed to those decisions.
With respect to long-term incentive awards, we indicated that individual performance is one factor, among others, that may result in an adjustment to target awards; we did not mean to imply that it was used to make a material adjustment. In future filings, we will identify (individual performance or other) factors in any decision by the committee to grant awards that differ materially from target awards derived from median benchmark data.

Annual Incentive Awards, page 10
6.	Although we note your disclosure on page 17 of the Narrative Discussion Related to the Summary Compensation Table & Grant of Plan-Based Awards Table, please disclose in the CD&A the performance targets for the performance shares issued under the long-term incentive compensation program. In addition, please explain how Average Return on Equity and Cumulative Investment Volume are calculated for purposes of executive compensation.
As stated in the adopting release for the new executive compensation disclosure rules in 2005, “the CD&A should focus on the material principles underlying the company’s executive compensation policies and decisions, and the most important factors relevant to analysis of those policies and decisions, without using boilerplate language or repeating the more detailed information set forth in the table and related narrative disclosures that follow.”
In accordance with this instruction, we chose to focus our CD&A on our compensation philosophy and important underlying principles and factors, and to include the more detailed information tied to the numbers reported in tables for a particular year, including performance targets, in the Narrative Discussion.
In future filings, we will make reference in our CD&A to the fact that specific numerical performance targets are disclosed in the Narrative Discussion. In addition, in future filings we will explain how Average Return on Equity and Cumulative Investment Volume (and/or other performance measures used in the future as applicable) are calculated.
7.	It appears that performance targets for the 2007 annual and long-term incentive programs have already been set. We remind you that the CD&A should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent established. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment 5 for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets are appropriately omitted.
While 2007 performance targets were set prior to the filing of our 2006 proxy statement, we do not believe that disclosure of those performance targets was required. As pointed out in Instruction 2 to Item 402(b) of Regulation S-K, disclosure of the 2007 performance targets would be required if it was necessary to a fair understanding of the named executive officer’s compensation for 2006. However, the setting of the 2007 performance targets had no impact whatsoever on compensation awarded to, earned by or paid to named executive officers for fiscal 2006. As a result, the 2007 performance targets were not material to an understanding of our compensation policies and decisions made with respect to 2006 and their disclosure was not required.
Summary Compensation Table, page 15
8.	As noted in Section II.B.1 of Commission Release 33-8723A, the CD&A should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Kenney differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.
We do not believe that any revision to our disclosure is necessary because no material differences between officers existed in our policies or decisions, except as we otherwise discussed in our CD&A. While Mr. Kenney’s compensation was roughly twice that of the next highest paid officer, this was driven by the fact, as explained throughout our CD&A, that we targeted pay for each officer “near median levels”. Median competitive pay levels (including equity awards) reflect the scope and responsibilities associated with each position and the scope of the CEO position is significantly broader and the responsibilities are significantly greater than for any other position. To the extent that differences in total compensation existed, they are due to differences in median pay levels in our benchmark group resulting from differences in the scope and responsibility levels associated with each officer’s particular position, not from the application of materially different policies or decisions.
Narrative Discussion Regarding Potential Payments Upon Termination or Change of Control, page 21
9.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please disclose how those arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
In future filings, we will explain that severance payment levels and other key benefits provided by our change of control agreements are based primarily on our understanding of competitive practices from available market data. Because named executive officers are treated differently than other salaried employees only in a scenario in which termination is due to a change of control, this is the only scenario we have addressed in accordance with Instruction 5 to Item 402(j) of Regulation S-K.
We believe that our disclosure adequately addressed how our change of control arrangements fit into our overall compensation objectives: specifically, we say on page 14 that this protection is “provided for competitive reasons and to ensure the stability, continuity and impartiality of our executives in a COC situation”. Our change of control arrangements do not affect decisions made regarding other compensation elements.
Director Compensation, page 24
10.	For each director, please disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).
In future filings, we will disclose by footnote the grant date fair value of each equity award made to directors.
11.	Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
No references to our financial statements, footnotes or MD&A were required in our disclosure because no assumptions were required to value the awards shown in the stock awards column of the table. The awards were fully vested upon grant and the amounts shown represented the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with FAS 123(R).
* * * *
In responding to the Division’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please contact me at (312) 621-8086.
Sincerely yours,
Peter Falconer
Associate General Counsel, Corporate Securities